Exhibit 99.2
CAPITALIZATION & INDEBTEDNESS
THE FOLLOWING TABLE SETS FORTH OUR UNAUDITED CONSOLIDATED CAPITALIZATION IN ACCORDANCE
WITH IFRS.

March 31, 2011
(in € m.)
Debt (1), (2):
Long-term debt	161,506
Trust preferred securities	11,734
Long-term debt at fair value through profit or loss	16,043

Total debt	189,283

Shareholders’ equity:
Common shares (no par value)	2,380
Additional paid-in capital	23,456
Retained earnings	28,021
Common shares in treasury, at cost	(212)
Equity classified as obligation to purchase common shares	—
Accumulated other comprehensive income (loss), net of tax	(3,664)
Unrealized net gains (losses) on financial assets available for sale, net of applicable tax and other	(272)
Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax	(155)
Unrealized net gains (losses) on assets classified as held for sale, net of tax	22
Foreign currency translation, net of tax	(3,236)
Unrealized net gains (losses) from equity method investments	(23)

Total shareholders’ equity	49,981

Noncontrolling interest	1,609

Total equity	51,590

Total capitalization	240,873

[1]	€ 1,769 million (1%) of our debt was guaranteed as of March 31, 2011. This consists of debt of a subsidiary of Deutsche Postbank AG which is guaranteed by the German government.

[2]	€ 9,673 million (5%) of our debt was secured as of March 31, 2011.